UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: May 18, 2009

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

18/05/09

CAMTEK ANNOUNCES ACQUISITION OF PRINTAR LTD.

MIGDAL HAEMEK, Israel – May 18, 2009 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced the acquisition of assets of Printar Ltd., an Israeli company.

Printar Ltd. is engaged in manufacturing, sale and marketing of direct digital material deposition systems and inks for the Printed Circuit Board (“PCB”) industry, with two major fields of activity: Solder Mask, an epoxy layer selectively covering the PCB, while leaving the connecting pads uncovered (“SM”) and Legend, applying the identification nomenclature on the PCB, commonly used in the PCB industry (“Legend”). Printar introduced its first Legend system six years ago and maintains an install base of more than 45 Legend systems.

Printar’s technology provides a higher performances, one-step, environment-friendly and relatively low-cost process, in comparison with traditional printing methods. The technology can also be applicable in the future to various other applications in the field of electronic manufacturing.

Camtek will purchase from Printar all of Printar’s assets, knowledge, technology and IP rights related to the acquired business.

In consideration for the purchase, Camtek will pay Printar a total sum of up to $2,500,000; an initial payment of $500,000 and an additional total amount of $2,000,000, subject to certain agreed conditions, and provided that such amount, if due, shall be paid no later than May 2011.

“We expect that the acquisition of Printar’s assets will enable Camtek to offer its customers in the PCB industry with a broader range of products, while relying on existing operational, R&D and sales and marketing infrastructure”, said Rafi Amit, Camtek’s CEO.

“PCB manufacturers are constantly seeking to adopt new technologies that can improve performances in the manufacturing process, while reducing cycle times and saving costs. We believe that Printar’s innovative digital technology meets these requirements and will enable Camtek to lead the market of digital material deposition”, added Mr. Amit. “We intend to continue to provide services to Printar’s current customers by leveraging our well-established customer support, service and sales infrastructure and to launch a new SM system, based on the acquired technology, later this year”.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.

This press release is available at www.camtek.co.il.

Contact Details

CAMTEK LTD.	IR INTERNATIONAL
Mira Rosenzweig, CFO	GK International IR
Tel: +972-4-604-8308	Ehud Helft / Kenny Green
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-9050703
mirar@camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.